FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the period ended March 31, 2003


                        Commission File Number: 001-12033


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  X              Form 40-F
                               ---                      ---

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No X
                        ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                                  82-______________

                                  [NYMOX LOGO]

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a CLIA certified reference laboratory urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of and exposure to tobacco products. In October 2002, NicAlert(TM) received clearance from the U.S. Food and Drug Administration (FDA). Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. In 2002, Nymox was issued an important U.S. patent for the use of statin drugs for the treatment and prevention of Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. The Company filed an Investigational New Drug application with the FDA in 2002, and has begun the Phase I stage U.S. clinical testing of NX-1207 in humans. Nymox also has several other drug candidates and diagnostic technologies in development.

Message to Shareholders
-----------------------
Nymox is pleased to present its results for the first quarter of 2003.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease process. We are in the early stages of making the tests available to doctors throughout the U.S. through a medical field force of over 60 medical representatives. The test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

On January 28, Nymox announced that it had successfully developed a new kit for its AlzheimAlert(TM) test. The new kit is designed for export to foreign markets. Nymox will provide its AlzheimAlert(TM) kit in selected jurisdictions. The kit will retail for $140 per individual test and each kit will contain multiple tests.

On March 19, Nymox announced that it has several new products in its diagnostic platform pipeline. Based on new successful development milestones, the Company will be targeting these new product entities for commercial development. Nymox and its subsidiaries have developed a patented platform for point-of-care testing. The new products use proprietary Nymox technology involving single-step, quantitative immunoassays that do not require sample preparation and do not require any equipment for their routine use.

On February 20, Nymox announced that a new study had shown excellent results for Nymox's NicAlert(TM) device for measurement of tobacco product exposure. The study results were presented at the Society for Research on Nicotine and Tobacco 9th Annual meeting in New Orleans. This trial was undertaken at Virginia Commonwealth University in Richmond, Virginia, where the lead investigator was Dr. Thomas Eissenberg. In the new study NicAlert(TM) was tested in individuals who were at various stages of smoking abstinence. NicAlert(TM) was shown to reliably detect the progressive lowering of tobacco exposure during tobacco abstinence. Dr. Eissenberg, Associate Professor of Psychology, Institute for Drug and Alcohol Studies, said, "Cotinine is a major metabolite of nicotine found in smokers' blood, saliva and urine. The NicAlert(TM) test that we used in this study was easy-to-use, sensitive, and inexpensive. Furthermore, NicAlert(TM) was most valuable for correctly identifying current smokers and in this study, and showed sensitivity of 98.3%."

On March 7, Nymox announced positive trial results for its NicAlert(TM) product. Clinical trials from multi-center trials have shown that NicAlert(TM) is useful in detecting second-hand smoke exposure, as well as measuring the effects of smoking and tobacco product use in urine. The new trials showed that with increasing ETS, there were greater numbers of subjects testing positive with NicAlert(TM). 91% of nonsmoking subjects with smokers at home and significant tobacco product exposure tested positive in the trial.

On January 22, Nymox announced that the importance of its patent rights for statin use in Alzheimer's disease had been bolstered by new published medical studies. Nymox holds U.S. patent rights for the use of statin drugs for the treatment and prevention of Alzheimer's disease. Statins are the class of drugs used for lowering cholesterol, with worldwide sales of $16 billion. A new study published in the January issue of the Archives of Neurology (Arch Neurol Jan 2003; 60:29-35) found that a genetic trait which impairs the removal of cholesterol from the brain increased the risk of Alzheimer's disease and led to increased levels of some of the biochemical hallmarks of the disease. Another epidemiological study found that elevated total cholesterol levels in midlife increase the risk of Alzheimer's disease (Ann Intern Med 2002; 137:149-55). A third published study found that favorable cholesterol levels in the very elderly are strongly associated with improved mental abilities (J Gerontol A Biol Sci Med Sci 2002; 57:M712-5).

On February 18, Nymox announced that it has begun Phase I safety studies for NX-1207, the Company's investigational new drug for benign prostatic hyperplasia
(BPH). The safety studies will be carried out at different sites in the U.S., in men with BPH.

On February 11, Nymox announced that it will sponsor the Fourth Manhattan Alzheimer's Disease Conference in New York City on May 27, 2003. The Fourth Manhattan Conference will take place at the Waldorf Astoria Hotel and will feature presentations from a world class assembly of speakers and panelists.

We wish to thank our over 4,000 shareholders for their strong support. Nymox has made significant progress in its major milestones, and we look forward to the important challenges ahead.




/s/ Paul Averback, MD
---------------------
Paul Averback MD
President

May 14, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company's research and development projects and its product pipeline.

Critical Accounting Policies
----------------------------

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition
-------------------

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
---------------------------

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:
o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o    Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended March 31, 2003, 2002 and 2001.

Valuation of Future Income Tax Assets
-------------------------------------

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $7.8 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Revenues
--------

Revenues from sales amounted to $33,544 for the three months ended March 31, 2003, compared with $62,305 for the same period in 2002 due to lower revenues recognized for AlzheimAlert in 2003 (see Deferred Revenue $55,930).

Research and Development
------------------------

Research and development expenditures remained relatively constant at $528,563 for the three months ended March 31, 2003, compared with $534,890 for the same period in 2002. During the first three months of 2003, research tax credits amounted to $3,558 compared to $5,881 for the same period in 2002.

Marketing Expenses
------------------

Marketing expenditures decreased to $47,757 for the three months ended March 31, 2003, in comparison to expenditures of $84,482 for the same period in 2002. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses
-----------------------

General and administrative expenses increased to $263,253 for the three months ended March 31, 2003, compared with $196,248 for the same period in 2002, due to higher professional fees for regulatory and legal work.

Foreign Exchange
----------------

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2003 expenses (75% in 2002) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2003 or 2002.

Inflation
---------

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
---------------------

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,583 per month and ongoing research funding payments to a U.S. medical facility totaling $416,500 over the next two years.

Results of Operations
---------------------

Net losses for the three month period ended March 31, 2003 were $928,490, or $0.04 per share, compared to $883,017, or $0.04 per share, for the same period in 2002. The weighted average number of common shares outstanding for the three months ending March 31, 2003 were 23,205,916 compared to 22,380,572 for the same period in 2002.

Financial Position

Liquidity and Capital Resources
-------------------------------

As of March 31, 2003, cash totaled $699,806 and receivables including tax credits totaled $129,146. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor is committed to purchase up to $5 million of the Corporation's common shares over a twenty-four month period commencing January 2003. As at March 31, 2003, two drawings have been made under this purchase agreement, for total proceeds of $1,400,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. On March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. The Company can draw down a further $3,600,000 over 21 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company's cash requirements for the next twelve months.


This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Three-month periods ended March 31, 2003, 2002 and 2001

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001




Financial Statements

     Consolidated Balance Sheets...........................................  1

     Consolidated Statements of Operations.................................  2

     Consolidated Statements of Deficit....................................  3

     Consolidated Statements of Cash Flows.................................  4

     Notes to Consolidated Financial Statements............................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 2003, with comparative figures as at December 31, 2002
(in US dollars)

------------------------------------------------------------------------------------------
                                                           March 31,         December 31,
                                                                2003                 2002
------------------------------------------------------------------------------------------
                                                          (Unaudited)            (Audited)
Assets

Current assets:
     Cash                                              $     699,806        $     660,629
     Accounts receivable                                      78,423              101,364
     Research tax credits receivable                          50,723               47,165
     Inventories                                              63,945               53,208
     Prepaid expenses and deposits                            17,500               17,500
------------------------------------------------------------------------------------------
                                                             910,397              879,866

Long-term receivables                                         70,000               70,000

Property and equipment                                       176,031              185,293

Patents and intellectual property                          3,154,176            3,223,498

------------------------------------------------------------------------------------------
                                                       $   4,310,604        $   4,358,657
------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities          $     545,311        $     870,925
     Notes payable                                           222,436              544,872
     Deferred revenue                                         55,930               55,930
------------------------------------------------------------------------------------------
                                                             823,677            1,471,727

Non-controlling interest                                     800,000              800,000

Shareholders' equity:
     Share capital (note 2)                               30,013,600           28,407,600
     Warrants and options                                    336,438              336,438
     Additional paid-in capital                               85,200               85,200
     Deficit                                             (27,748,311)         (26,742,308)
------------------------------------------------------------------------------------------
                                                           2,686,927            2,086,930

Contingencies (note 6)

------------------------------------------------------------------------------------------
                                                       $   4,310,604        $   4,358,657
------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.


NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------------------------------------------------
                                                                2003                 2002                 2001
--------------------------------------------------------------------------------------------------------------------------
Revenue:
     Sales                                             $      33,544        $      62,305        $      61,297
     Interest                                                    483                2,632                6,743
--------------------------------------------------------------------------------------------------------------------------
                                                              34,027               64,937               68,040

Expenses:
     Research and development                                528,563              534,890              323,784
     Less investment tax credits                              (3,558)              (5,881)              (1,360)
--------------------------------------------------------------------------------------------------------------------------
                                                             525,005              529,009              322,424
     General and administrative                              263,253              196,248              152,134
     Marketing                                                47,757               84,482               77,978
     Cost of sales                                            23,074               19,601               23,353
     Depreciation and amortization                            97,686               94,414               94,882
     Interest and bank charges                                 5,742               24,200                1,535
--------------------------------------------------------------------------------------------------------------------------
                                                             962,517              947,954              672,306

--------------------------------------------------------------------------------------------------------------------------
Net loss                                               $    (928,490)       $    (883,017)       $    (604,266)
--------------------------------------------------------------------------------------------------------------------------

Loss per share (basic and diluted) (note 3)            $       (0.04)       $      (0.04)        $      (0.03)
--------------------------------------------------------------------------------------------------------------------------

Weighted average number of common
  shares outstanding:
     Basic                                                23,205,916           22,380,572           21,526,601
     Plus impact of stock options and warrants               183,093              236,490                3,286

--------------------------------------------------------------------------------------------------------------------------
     Diluted                                              23,389,009           22,617,062           21,529,887
--------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------------------------------------------------
                                                                2003                 2002                 2001
--------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                         $   (26,742,308)     $   (23,153,447)     $   (19,982,999)

Net loss                                                    (928,490)            (883,017)            (604,266)

Share issue costs                                            (77,513)             (15,000)             (52,094)

--------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                               $   (27,748,311)     $   (24,051,464)     $   (20,639,359)
--------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.


NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------------------------------------------------
                                                                2003                 2002                 2001
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                          $    (928,490)       $    (883,017)       $    (604,266)
     Adjustments for:
         Depreciation and amortization                        97,686               94,414               94,882
         Write-down of deferred share issue
           costs                                                  -                35,398                   -
     Net change in operating assets and liabilities         (316,968)             201,804             (148,421)
--------------------------------------------------------------------------------------------------------------------------
                                                          (1,147,772)            (551,401)            (657,805)

Cash flows from financing activities:
     Proceeds from issuance of share capital               1,606,000            1,119,000              739,273
     Share issue costs                                       (77,513)             (15,000)             (42,991)
     Repayment of notes payable                             (322,437)                  -                    -
--------------------------------------------------------------------------------------------------------------------------
                                                           1,206,050            1,104,000              696,282

Cash flows from investing activities:
     Additions to property and equipment,
       patents and intellectual property                     (19,101)             (98,036)             (54,442)

--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                               39,177              454,563              (15,965)

Cash, beginning of period                                    660,629              488,987              565,711

--------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                    $     699,806        $     943,550        $     549,746
--------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure to statements of cash flows:
     (a) Interest paid                                 $       5,742        $       2,278        $       1,535
     (b) Non-cash transaction:
         Acquisition of Serex, Inc. by
           issuance of common shares                               -                3,098                   -
         Amortization of deferred share issue
           costs charged to deficit                                -                   -                 9,103

--------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlert(TM), a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of tobacco products. The Corporation is developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.


1.   Basis of presentation:

     (a) Interim financial statements:

         The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2003 and the unaudited consolidated statements of operations, deficit and cash flows for the three-month periods ended March 31, 2003, 2002 and 2001 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2002.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------


1. Basis of presentation (continued):

     (b) New accounting standards:

         (i)   Guarantees:

               On January 1, 2003, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Accounting Guideline 14, Disclosure of Guarantees which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

               The adoption of this standard did not have an impact on the Corporation's financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

1. Basis of presentation (continued):

     (b) New accounting standards (continued):

         (ii) Long-lived assets:

              In December 2002, the CICA issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.
              Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in
              Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Corporation's commitment to a plan on or after May 1, 2003; however, early application is permitted. The Corporation does not expect that the adoption of these standards will have a material effect on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

2.   Share capital:

     Share capital transactions during the period were as follows:

-----------------------------------------------------------------------------------------------
                                                                   Number              Dollars
-----------------------------------------------------------------------------------------------
     Balance, December 31, 2002                                23,020,954        $  28,407,600

     Issued for cash pursuant to common stock private
       purchase agreement                                         352,480            1,400,000

     Issued for cash pursuant to the exercise of warrants         100,000              206,000

-----------------------------------------------------------------------------------------------
     Balance, March 31, 2003                                   23,473,434        $  30,013,600
-----------------------------------------------------------------------------------------------

     Common stock private purchase agreement:
     ---------------------------------------

     In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $5 million of common shares over a twenty-four month period based on notices given by the Corporation.

     The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $3 million of common shares under the agreement.

     In the first quarter, the Corporation issued 352,480 common shares to the Purchaser for aggregate proceeds of $1,400,000 under this agreement. At March 31, 2003, the Corporation can require the Purchaser to purchase up to $3,600,000 of common shares over the remaining 21 months of the agreement.

     Exercise of warrants:
     --------------------

     In February 2003, the Corporation also issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

3.   Stock-based compensation:

     If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the periods ended March 31, 2003 and 2002, the net earnings and related earnings per share figures would be as follows:

-----------------------------------------------------------------------------------------
                                                               2003                 2002
-----------------------------------------------------------------------------------------
Reported net loss                                     $    (928,490)       $    (883,017)
Pro forma adjustments to compensation expense                    -                    -

-----------------------------------------------------------------------------------------
Pro forma net loss                                    $    (928,490)       $    (883,017)
-----------------------------------------------------------------------------------------

Pro forma loss per share (basic and diluted)          $      (0.04)        $      (0.04)
-----------------------------------------------------------------------------------------

     No options were granted by the Corporation since the date of application of CICA Handbook Section 3870, Stock-based Compensation, January 1, 2002.


4.   Canadian/US Reporting Differences:

     (a) Consolidated statements of earnings:

         The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

------------------------------------------------------------------------------------------------------
                                                       2003                 2002                 2001
------------------------------------------------------------------------------------------------------
Net loss, Canadian GAAP                       $    (928,490)       $    (883,017)       $    (604,266)

Adjustments:
     Amortization of patents (i)                      2,353                2,353                2,353
     Stock-based compensation - options
       granted to non-employees (ii)                (10,285)             (10,285)             (15,310)
------------------------------------------------------------------------------------------------------
                                                     (7,932)              (7,932)             (12,957)

------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP                           $    (936,422)       $    (890,949)       $    (617,223)
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP                     $       (0.04)       $      (0.04)        $      (0.03)
------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

4.   Canadian/US Reporting Differences (continued):

     (a) Consolidated statements of earnings (continued):

         The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts disclosed for Canadian GAAP purposes.

     (b) Consolidated shareholders' equity:

         The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

------------------------------------------------------------------------------------------------------
                                                       2003                 2002                 2001
------------------------------------------------------------------------------------------------------
Shareholders' equity, Canadian GAAP           $   2,686,927        $   2,868,829        $   3,343,855

Adjustments:
     Amortization of patents (i)                   (126,772)            (136,182)            (145,593)
     Stock-based compensation - options
       granted to non-employees (ii):
         Cumulative compensation
           expense                               (1,312,008)          (1,270,868)          (1,220,853)
         Additional paid-in capital               1,364,571            1,323,431            1,273,416
     Change in reporting currency (iii)             (62,672)             (62,672)             (62,672)
------------------------------------------------------------------------------------------------------
                                                   (136,881)            (146,291)            (155,702)

------------------------------------------------------------------------------------------------------
Shareholders' equity, U.S. GAAP               $   2,550,046        $   2,722,538        $   3,188,153
------------------------------------------------------------------------------------------------------

(i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

(ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(iii) The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

5.   Segment disclosures:

     Geographic segment information is as follows:

--------------------------------------------------------------------------------------------------------
                                                                                                 United
                                                                            Canada               States
--------------------------------------------------------------------------------------------------------
     Revenues:
         2003                                                        $       2,636        $      31,391
         2002                                                                2,632               62,305
         2001                                                                6,923               61,117

     Net loss:
         2003                                                             (663,034)            (265,456)
         2002                                                             (662,960)            (220,057)
         2001                                                             (447,364)            (156,902)

     Property and equipment, patents and intellectual property:
         March 31, 2003                                                  3,029,068              301,138
         December 31, 2002 (audited)                                     3,102,806              305,985

     Total assets:
         March 31, 2003                                                  3,568,949              741,655
         December 31, 2002 (audited)                                     3,791,072              562,786

--------------------------------------------------------------------------------------------------------

6.   Contingencies:

     Litigation:
     ----------

     In December 2000, an investment company served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a private placement that was finalized in March 2000 and to damages of $4 million for lost opportunity to sell these shares. The Corporation believes that the company's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Three-month periods ended March 31, 2003, 2002 and 2001
(in US dollars)

--------------------------------------------------------------------------------

6.   Contingencies (continued):

     Demand for arbitration:
     ----------------------

     In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION
                                                     (Registrant)



                                           By:  /s/ Paul Averback
                                              ----------------------------------
                                           Paul Averback
                                           President and Chief Executive Officer




Date: May 14, 2003